EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2013 Financial Results

Company Meets Q2 Revenue, Gross Margin and EPS Guidance and Provides 6.5 to 8.0 Cents in EPS Guidance for Q3 2013

  Total sales for the quarter increased 17.8% sequentially and 9.2% year-over-year to $207.0 million, the highest quarterly revenue since Q4 2008
  Small and medium-sized panel driver sales increased 32.3% year over year, representing 53.6% of total revenues in Q2 2013, achieving record-high quarterly revenues
  Non-driver sales increased 22.3% year over year, achieving record-high quarterly revenues
  Q2 2013 gross margin increased 150 bps year over year to 24.6%
  Q2 2013 GAAP net income increased by 28.1% to $19.4 million from Q2 2012. GAAP earnings per diluted ADS grew 27.0% to 11.2 cents from Q2 2012
  Q2 2013 Non-GAAP net income increased by 26.1% to $20.1 million from Q2 2012. Non-GAAP earnings per diluted ADS grew 25.6% to 11.7 cents from Q2 2012
  Positive 2013 outlook

TAINAN, Taiwan, Aug. 15, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced financial results for the second quarter ended June 30, 2013.

SUMMARY FINANCIALS

Second quarter 2013 Results Compared to Second quarter 2012 Results (USD in millions) (unaudited)

	Q2 2013	Q2 2012	CHANGE
Net Revenues	$207.0 million	$189.5 million	+9.2%
Gross Profit	$50.9 million	$43.7 million	+16.5%
Gross Margin	24.6%	23.1%	+1.5%
GAAP Net Income Attributable to Shareholders	$19.4 million	$15.1 million	+28.1%
Non-GAAP Net Income Attributable to Shareholders	$20.1 million (1)	$15.9 million(2)	+26.1%
GAAP EPS (Per Diluted ADS, USD)	$0.112	$0.089	+27.0%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.117 (1)	$0.093(2)	+25.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

Second Quarter 2013 Results Compared to First quarter 2013 Results (USD in millions) (unaudited)

	Q2 2013	Q1 2013	CHANGE
Net Revenues	$207.0 million	$175.7 million	+17.8%
Gross Profit	$50.9 million	$43.2 million	+17.9%
Gross Margin	24.6%	24.6%	+0.0%
GAAP Net Income Attributable to Shareholders	$19.4 million	$14.0 million	+37.9%
Non-GAAP Net Income Attributable to Shareholders	$20.1 million (1)	$15.0 million (2)	+33.8%
GAAP EPS (Per Diluted ADS, USD)	$0.112	$0.082	+37.5%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.117 (1)	$0.088 (2)	+33.4%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.3 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax.

"We are pleased with our second quarter performance, with revenue, gross margin and EPS all met the guidance we provided," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "The core drivers of our business strategy remain intact. By focusing our investments in higher growth markets and higher margin products, we have been able to sustain double-digit growth in our small and medium sized driver and non-driver IC businesses while steadily improving our margins. The progress we are making in our LCOS microdisplays is another example of our technology leadership. As we execute on these and other exciting initiatives, Himax is well positioned to continue delivering substantial returns to our shareholders."

Second Quarter 2013 Financial Results

Breakdown by Product Line (USD in millions) (unaudited)

	Q2 2013%		Q2 2012%		% Change
Display drivers for large-sized panels	$64.3	31.1%	$79.7	42.1%	-19.3%
Display drivers for small/medium-sized panels	$110.9	53.6%	$83.8	44.2%	+32.3%
Non-driver products	$31.8	15.3%	$26.0	13.7%	+22.3%

	Q2 2013%		Q1 2013%		% Change
Display drivers for large-sized panels	$64.3	31.1%	$60.1	34.2%	+7.0%
Display drivers for small/medium-sized panels	$110.9	53.6%	$91.3	51.9%	+21.5%
Non-driver products	$31.8	15.3%	$24.3	13.9%	+30.4%

Total revenues for the second quarter of 2013 increased 9.2% year-over-year to $207.0 million and increased 17.8% quarter over quarter. The Company's second quarter revenues were the highest since the fourth quarter of 2008.

Revenues from large panel display drivers were $64.3 million, down 19.3% from a year ago but up 7.0% from the first quarter of 2013, accounting for 31.1% of total revenues. The sequential increase was mainly attributed to seasonal demand for TV panels. The year-over-year decrease was caused by reduced sales to Innolux, a formerly related party. Among all the Company's large-sized panel market regions, China continued to show impressive growth both sequentially and year over year.

Sales of small and medium-sized drivers came in at $110.9 million, up 32.3% from the same period last year and up 21.5% sequentially. Sales of small and medium-sized drivers accounted for 53.6% of total revenues. The Company's small and medium-sized driver sales reached another record high in terms of both absolute value and percentage of total revenues, due mainly to the fast-growing smartphone sector that has become Himax's single largest revenue contributor. The sales increase was a result of the robust sales from the smartphone sector, but also tablet and automotive display applications that all grew substantially for the second quarter 2013 from the same period last year and from the last quarter.

Revenues from Himax's non-driver business, which include CMOS image sensors, LCOS microdisplays, touch panel controllers, power management ICs, LED diver ICs, wafer level optics, timing controllers, ASIC services and IP licensing, were $31.8 million, up 22.3% from the same period last year and up 30.4% sequentially. Non-driver product revenues accounted for 15.3% of total revenues. CMOS image sensors, wafer level optics, LCOS microdisplays, ASIC services and power management ICs were among the non-driver products that exhibited the strongest growth.

Innolux disposed of its entire equity holding in Himax on June 19th, 2013, thereby ending its status as the Company's related party. By counting the sales to Innolux only up to June 19th, the related party sales accounted for 20.6% of total sales in the second quarter. However, on a comparable basis, the sales to Innolux in the second quarter accounted for 25.0% of total sales, compared to 33.4% a year ago and 25.0% in the previous quarter. Going forward, Innolux is no longer a related party.

Gross margins were 24.6% for the three months ended June 30, 2013, up 150 basis points from 23.1% in the second quarter of 2012 and a slight increase from the first quarter of 2013. The second quarter gross margin represents the highest quarterly gross margin for Himax since the third quarter of 2008. The trend in its margin expansion is a direct result of better product mix. Gross margin improvement will continue to be one of the Company's major business goals going forward.

Second quarter 2013 GAAP operating expenses were $27.2 million, up 15.6% from $23.5 million a year ago and up 2.8% from $26.4 million in the previous quarter. The increase was primarily due to higher expenses related to salaries for R&D new hires and new product developments. GAAP operating income in the second quarter of 2013 was $23.7 million, or 11.5% of sales, compared to $20.2 million, or 10.7% of sales, in the second quarter of 2012, and $16.8 million, or 9.5% of sales, for the first quarter of 2013.

Reported GAAP net income was $19.4 million, or 11.2 cents per diluted ADS, for the second quarter of 2013 compared to $15.1 million, or 8.9 cents per diluted ADS, in the corresponding quarter a year ago, and $14.0 million, or 8.2 cents per diluted ADS, in the previous quarter. GAAP net income grew 28.1% year over year and 37.9% sequentially.

Non-GAAP net income in the second quarter was $20.1 million, or 11.7 cents per diluted ADS, up from $15.9 million, or 9.3 cents per diluted ADS, for the same period last year, and up from $15.0 million, or 8.8 cents per diluted ADS, in the previous quarter. Non-GAAP net income for the second quarter of 2013 grew 26.1% over the same period last year and 33.8% over the first quarter of 2013.

First Half 2013 Results (USD in millions) (unaudited)

	1H 2013	1H 2012	CHANGE
Net Revenues	$382.7 million	$356.2 million	+7.4%
Gross Profit	$94.1 million	$81.8 million	+15.0%
Gross Margin	24.6%	23.0%	+1.6%
GAAP Net Income Attributable to Shareholders	$33.4 million	$26.4 million	+26.4%
Non-GAAP Net Income Attributable to Shareholders	$35.1 million(1)	$28.1 million(2)	+25.0%
GAAP EPS (Per Diluted ADS)	$0.194	$0.154	+25.9%
Non-GAAP EPS (Per Diluted ADS)	$0.204(1)	$0.164(2)	+24.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.7 million of share-based compensation expenses, net of tax and $1.0 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.9 million of non-cash share-based compensation expenses, net of tax and $0.8 million non-cash acquisition related charges, net of tax.

Revenues for the six months ended June 30, 2013 were $382.7 million and gross profits were $94.1 million, representing growth of 7.4% and 15.0% over the first half of 2012 respectively. Gross margin increased to 24.6%, up from 23.0% in the same period last year, a 160 basis point improvement for the year-over-year period.

GAAP operating expenses were $53.6 million for the first six months of 2013, up $6.4 million or 13.7% from $47.2 million for the same period of 2012. The increase was mainly resulted from higher expenses related to salaries for R&D new hires and new product developments.

Operating income of $40.5 million represented a 16.8% increase from the first half of 2012. The improvement in operating income was mainly the result of higher sales and gross margin expansion offset by higher R&D expenses.

GAAP net income for the first half of 2013 was $33.4 million, or 19.4 cents per diluted ADS, up from $26.4 million, or 15.4 cents per diluted ADS, for the same period last year. GAAP net income for the first half of 2013 grew 26.4% over the same period last year. GAAP EPS per diluted ADS for the first half of 2013 grew 25.9% from the same period last year.

Non-GAAP net income for the first half of 2013 was $35.1 million, or 20.4 cents per diluted ADS, up from $28.1 million, or 16.4 cents per diluted ADS, for the same period last year. Non-GAAP net income for the first half of 2013 grew 25.0% over the same period last year. Non-GAAP EPS per diluted ADS for the first half of 2013 grew 24.6% from the same period last year.

Balance Sheet and Cash Flow

The Company had $147.1 million in cash, cash equivalents and marketable securities available for sale on June 30, 2013, compared to $158.9 million on March 31, 2013 and $103.2 million for the same time last year. On top of the above cash position, restricted cash was $74.1 million on June 30, 2013 compared to $63.0 million on June 30, 2012. The restricted cash is mainly used to guarantee the Company's short term loan for the same amount. Himax continues to maintain a very strong balance sheet with no debt.

Inventories as of June 30, 2013 were $142.9 million, up from $139.2 million a year ago and up from $138.3 million a quarter ago. Accounts receivable were $219.2 million on June 30, 2013 as compared to $189.9 million on March 31, 2013 and $212.9 million a year ago. Day Sales Outstanding ("DSO") was 104 days at end of second quarter 2013 versus 109 days in the second quarter of 2012 and 97 days at end of the last quarter. The DSO increase was attributed to increased sales quarter over quarter from large panel customers who are granted extended payment terms.

Net cash outflow from operating activities for the second quarter of 2013 was $2.7 million. The net outflow is mainly due to difference in AR and AP terms. The Company raised the inventory level at the end of the first quarter in preparation for the expected increase of shipments during the second quarter. While it had to pay for those goods in the second quarter, the Company will not get paid for its sales until the third quarter. Management expects to generate a substantial net cash inflow from operations in 2013. Net cash inflow from operating activities for the first half of 2013 was $26.7 million as compared to $6.8 million for the same period of 2012.

Net cash used in investment activities in the second quarter includes capital expenditures of $6.0 million and a guarantee of $2.9 million provided by its LCOS subsidiary for a R&D grant from the government. In comparison, capital expenditures were $1.0 million a year ago and $4.7 million last quarter. The guarantee for the government grant will be returned to the Company upon the completion of the R&D project. The capital expenditure in the second quarter consisted mainly of purchases of in-house testers for driver ICs, R&D design tools and LCOS manufacturing equipment. While the Company outsources the majority of its driver IC testing, it has always maintained a certain level of in-house testing facility for the purpose of both R&D and mass production. Total capital expenditures for the first half of 2013 were $10.7 million versus $2.6 million a year ago.

Innolux's Sale of Himax Stock

On June 10, 2013, Innolux Corporation, then a 14.98% equity shareholder, announced its plan to dispose of its entire stake in Himax through a marketed offering. The transaction was successfully priced at $5.25 per ADS on June 13 and the syndicate exercised its 15% greenshoe option on June 19th. Innolux raised a total of $133.4 million gross proceeds. Following the completion of the transaction, Mr. Tien-Jen Lin, Innolux's appointed representative, resigned from Himax's board of directors. This was effective on June 28, 2013. The transaction only involved selling of existing shares and therefore did not result in any dilution in Himax's outstanding shares. The Company's public float was significantly increased to 68.3% from 53.3% previously. The shares were placed mainly to diverse group of high-quality, institutional investors.

Share Buyback Update

As of June 30, 2013, the Company had 169.6 million ADS equivalents outstanding, unchanged from last quarter.

Cash Dividend

During the second quarter, Himax declared its annual cash dividend of 25 cents per ADS, totaling $42.4 million. The dividends were already paid out in July. This pay-out is consistent with the Company's cash dividend policy based on its prior year's profitability. The Company's decision to pay out 83.3% of its last year's net profit signifies the board's confidence in the business outlook of 2013.

September 2013 Non-Deal Road Show

Ms. Jackie Chang, CFO, Ms. Stephanie Kuo, IR Manager, and John Mattio, US-Based IR from MZ Group, will host investor meetings and attend an investor conference in the New York Metro, Boston and Chicago areas from September 17th to September 27th. If you are interested in meeting with the Company, please contact Himax's US or Taiwan based investor relations contact at the numbers below.

Business Updates

The Company's second quarter results represent record-high sales in terms of both absolute value and percentage of sales in two of its focused growth areas: small and medium-sized panel driver IC and non-driver products.

The Company anticipates large panel driver's Q3 prospect to be sluggish due to the global weakening demands of TV and laptop. This expected short-term slowdown is further complicated by the termination of China government's TV subsidy program effective at the end of May. Himax believes this period to be temporary, and remains confident about the long-term growth prospect of driver IC in TV application which remains one of the Company's major business focuses. The Company has maintained a competitive position in the segment and will continue to pursue growth opportunities presented by China's continued expansion of their panel production capacity as well as potential new business from other major panel makers in Korea and Taiwan.

The short-term prospect of its small and medium-sized panel driver business is also softening. China market slowed down in June and July due to smartphone makers' model transitioning and the overall market's inventory correction. However, smartphone panel resolution continues to rise, a trend that has benefited the Company's gross margin as Himax is among the leading players at the higher end of the market. In comparison, the Company is seeing intense price competition and margin pressure in the lower-end, lower-priced smartphone and feature phone markets - areas where it has recorded a loss of some market share. Among small and medium-sized panel applications, tablet and automotive displays are expected to continue their growth momentum. First tier customers will remain the Company's target market, though it finds value in catering to both first and second tier markets and the customer bases it has build up in each.

Himax's non-driver business remains its most promising product category in 2013 and beyond. CMOS images sensors sales increases are expected to be boosted by shipments of Himax's 1 mega-pixel sensor for tier-one laptop customers and growing demand for its 2 and 5 mega-pixel sensors from smartphone and tablet makers in China and internationally. Additionally, armed with a more complete product line including the newly-launched 8 megapixel sensor, the Company expects to break into new smartphone names in the second half of 2013. ASIC service projects, power management ICs and LED drivers are also showing significant growth for the Company as they have increased customer penetration or shipments throughout the year. Himax remains confident about the long-term growth prospect of the above product lines.

On July 22nd, Himax announced the signing of an agreement under which Google would invest in Himax Display, Inc. ("HDI"), its LCOS subsidiary. The purpose of the investment is to fund production upgrades, capacity expansion and further enhancement of production capabilities at HDI's LCOS facilities that produce LCOS chips and modules used in applications including head-mounted display such as Google Glass, head-up display and pico-projector. Upon closing, Google will hold a 6.3% interest in HDI. Google also has an option to make additional investment at the same price within one year from closing. If the option is exercised in full, Google will own a total of up to 14.8% in HDI. Himax holds 81.5% of HDI at present and will remain the major shareholder of HDI after the transaction. This investment signifies a strategic partnership that Himax formed with Google, a preeminent global technology leader. Beginning the second quarter of this year, the Company has already begun expanding and upgrading its LCOS capacity. Himax believes the investment from Google further validates its commitment to developing breakthrough technologies and state-of-the-art production facilities. The Google's investment also solidifies its long term growth prospect in microdisplay business.

Google's investment in HDI will not have a dilutive effect on Himax's Nasdaq-traded shares, HIMX.

Himax's LCOS microdisplays are applied by numerous customers and partners to create products targeting a wide range of applications. Its strategy is to maintain global leadership in microdisplay technology by working with multiple customers for multiple applications. The Company believes its LCOS microdisplay business will be one of the most important areas for Himax's long-term growth.

Third Quarter Guidance

The Company is providing the following financial guidance for the third quarter of 2013:

Net Revenues:	To decline by 5% to 12%, as compared to the second quarter of 2013
Gross Margin:	To be slightly up from the second quarter of 2013
GAAP EPS (1):	6.5 to 8.0 cents per diluted ADS, up 6.6% to 31.1% as compared to 6.1 cents of Q3 2012
Non GAAP EPS (2):	10.2 to 11.7 cents per diluted ADS, up 5.2% to 20.6% as compared to 9.7 cents of Q3 2012
(1) GAAP earnings per diluted ADS guidance includes Himax's 2013 grant of restricted share units, or RSUs, at the end of September. 2013 RSUs, are subject to Himax's Board approval, and are assumed to be valued in the range of $13.0 to $14.0 million, of which approximately 55% will be vested and expensed immediately on September 30, 2013, the grant date.
(2) Non-GAAP EPS excludes share-based compensation and acquisition-related charges.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts on August 15, 2013 at 8:00 a.m. US Eastern Daylight Savings Time to discuss the Company's second quarter and six month 2013 financial results and bussiness outlook. Details of the call follow below.

DATE:	Thursday, August 15, 2013
TIME:	U.S. 8:00 a.m. EDT
TAIWAN 8:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	418538
WEBCAST:	http://public.viavid.com/index.php?id=105551

A replay of the call will be available beginning two hours after the call through midnight August 22, 2013 (12 p.m. August 23, 2013 Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 418538. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=105551 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through August 15, 2014.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 1,600 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 1,981 patents granted and 1,196 patents pending approval worldwide as of June 30, 2013. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company are also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three months ended June 30, 2013 and 2012, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as the well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit write-offs.

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended.

-- FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2013	2012	2013
Revenues
Revenues from third parties, net	$ 164,421	$ 126,164	$ 131,717
Revenues from related parties, net	42,536	63,346	44,019
	206,957	189,510	175,736

Costs and expenses:
Cost of revenues	156,038	145,794	132,551
Research and development	18,847	15,717	18,894
General and administrative	4,253	4,066	3,929
Sales and marketing	4,078	3,728	3,611
Total costs and expenses	183,216	169,305	158,985

Operating income	23,741	20,205	16,751

Non operating income (loss):
Interest income	256	100	14
Equity in losses of equity method investees	(64)	(12)	(127)
Foreign exchange gains, net	217	185	198
Interest expense	(82)	(97)	(80)
Other income (loss), net	32	(17)	14
	359	159	19
Earnings before income taxes	24,100	20,364	16,770
Income tax expense	6,026	5,447	4,192
Net income	18,074	14,917	12,578
Net loss attributable to noncontrolling interests	1,276	188	1,454
Net income attributable to Himax stockholders	$ 19,350	$ 15,105	$ 14,032

Basic earnings per ADS attributable to Himax stockholders	$ 0.114	$ 0.089	$ 0.083
Diluted earnings per ADS attributable to Himax stockholders	$ 0.112	$ 0.089	$ 0.082

Basic Weighted Average Outstanding ADS	169,970	170,283	169,970
Diluted Weighted Average Outstanding ADS	172,029	170,586	171,537

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended June 30,
	2013	2012
Revenues
Revenues from third parties, net	$ 296,138	$ 229,637
Revenues from related parties, net	86,555	126,566
	382,693	356,203

Costs and expenses:
Cost of revenues	288,589	274,371
Research and development	37,741	32,416
General and administrative	8,182	7,755
Sales and marketing	7,689	6,992
Total costs and expenses	342,201	321,534

Operating income	40,492	34,669

Non operating income (loss):
Interest income	270	185
Equity in losses of equity method investees	(191)	(84)
Foreign exchange gains (losses), net	415	(156)
Interest expense	(162)	(196)
Other income, net	46	192
	378	(59)
Earnings before income taxes	40,870	34,610
Income tax expense	10,218	8,652
Net income	30,652	25,958
Net loss attributable to noncontrolling interests	2,730	460
Net income attributable to Himax stockholders	$ 33,382	$ 26,418

Basic earnings per ADS attributable to Himax stockholders	$ 0.196	$ 0.154
Diluted earnings per ADS attributable to Himax stockholders	$ 0.194	$ 0.154

Basic Weighted Average Outstanding ADS	169,970	171,150
Diluted Weighted Average Outstanding ADS	171,879	171,255

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2013	2012	2013
Share-based compensation
Cost of revenues	$ 15	$ 6	$ 15
Research and development	305	366	312
General and administrative	57	62	56
Sales and marketing	73	76	73
Income tax benefit	(138)	(87)	(76)
Total	$ 312	$ 423	$ 380

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 435	$ 240	$ 440
Sales and marketing	289	290	289
Income tax benefit	(294)	(125)	(125)
Total	$ 430	$ 405	$ 604

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months Ended June 30,
	2013	2012
Share-based compensation
Cost of revenues	$ 30	$ 11
Research and development	617	739
General and administrative	113	124
Sales and marketing	146	153
Income tax benefit	(214)	(173)
Total	$ 692	$ 854

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$ 875	$ 481
Sales and marketing	578	579
Income tax benefit	(419)	(250)
Total	$ 1,034	$ 810

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	June30, 2013	March 31, 2013	December31, 2012
Assets
Current assets:
Cash and cash equivalents	$ 146,950	$ 158,716	$ 138,737
Restricted cash and cash equivalents	74,100	74,100	74,100
Investments in marketable securities available-for-sale	167	168	172
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	219,243	136,647	135,747
Accounts receivable from related parties, less allowance for sales returns and discounts	---	53,286	73,258
Inventories	142,922	138,331	116,671
Deferred income taxes	12,282	13,662	15,374
Prepaid expenses and other current assets	16,333	13,047	13,029
Total current assets	$ 611,997	$ 587,957	$ 567,088
Investment securities	$ 17,877	$ 17,877	$ 12,688
Equity method investments	86	151	283
Property, plant and equipment, net	59,730	57,580	52,609
Deferred income taxes	4,335	4,190	4,303
Goodwill	28,138	28,138	28,138
Other intangible assets, net	6,685	7,411	8,143
Other assets	4,433	1,310	1,346
	121,284	116,657	107,510
Total assets	$ 733,281	$ 704,614	$ 674,598
Liabilities and Equity
Current liabilities:
Short-term debts	$ 73,000	$ 73,000	$ 73,000
Accounts payable	155,420	149,233	135,546
Income taxes payable	14,293	11,867	9,766
Other accrued expenses and other current liabilities	69,666	25,726	23,805
Total current liabilities	$ 312,379	$ 259,826	$ 242,117
Other liabilities	3,012	3,134	4,323
Total liabilities	$ 315,391	$ 262,960	$ 246,440
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 339,149,508 shares outstanding	$ 107,010	$ 107,010	$ 107,010
Additional paid-in capital	104,778	104,320	104,911
Treasury shares, at cost (17,549,974 shares)	(12,469)	(12,469)	(12,469)
Accumulated other comprehensive loss	(127)	(184)	(137)
Unappropriated retained earnings	219,616	242,660	228,628
Himax stockholders' equity	$ 418,808	$ 441,337	$ 427,943
Noncontrolling interests	(918)	317	215
Total equity	$ 417,890	$ 441,654	$ 428,158
Total liabilities and equity	$ 733,281	$ 704,614	$ 674,598

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2013	2012	2013
Cash flows from operating activities:
Net income	$ 18,074	$ 14,917	$ 12,578
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,554	3,165	3,155
Provision for allowance for doubtful accounts	173	---	---
Share-based compensation expenses	450	510	456
Loss on disposal of property, plant and equipment	---	---	87
Loss (gain) on disposal of marketable securities, net	(3)	11	2
Unrealized loss on conversion option	---	62	---
Interest income from amortization of discount on investment in corporate bonds	---	(41)	---
Issuance of new shares by subsidiary for royalties	49	---	---
Equity in losses of equity method investees	64	12	127
Deferred income tax expense	1,112	257	1,705
Inventories write downs	2,289	4,115	2,429
Changes in operating assets and liabilities:
Accounts receivable	(82,769)	(25,956)	(900)
Accounts receivable from related parties	53,297	2,077	19,970
Inventories	(6,881)	(24,758)	(24,089)
Prepaid expenses and other current assets	(3,281)	424	104
Accounts payable	6,187	24,476	13,687
Income taxes payable	2,425	4,967	2,099
Other accrued expenses and other current liabilities	2,606	(1,066)	(961)
Other liabilities	---	36	(1,055)
Net cash provided by (used in) operating activities	(2,654)	3,208	29,394

Cash flows from investing activities:
Purchase of property and equipment	(6,021)	(1,009)	(4,714)
Purchase of available-for-sale marketable securities	(9,060)	(5,526)	(2,026)
Disposal of available-for-sale marketable securities	9,063	5,515	2,024
Purchase of investment securities	---	---	(5,189)
Decrease (increase) in other assets	(3,134)	(130)	20
Net cash used in investing activities	(9,152)	(1,150)	(9,885)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,
	2013	2012	2013
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	---	86	390
Payments to repurchase ordinary shares	---	(1,147)	---
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	97	78
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	---	1	---
Purchase of subsidiary shares from noncontrolling interests	---	(3)	---
Release of restricted cash equivalents (for borrowing of short-term debt)	---	21,200
Proceeds from borrowing of short-term debts	145,320	146,800	73,000
Repayment of short-term debts	(145,320)	(168,000)	(73,000)
Net cash provided by (used in) financing activities	---	(966)	468
Effect of foreign currency exchange rate changes on cash and cash equivalents	40	(12)	2
Net increase (decrease) in cash and cash equivalents	(11,766)	1,080	19,979
Cash and cash equivalents at beginning of period	158,716	101,912	138,737
Cash and cash equivalents at end of period	$ 146,950	$ 102,992	$ 158,716

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 82	$ 97	$ 80
Income taxes	$ 4,330	$ 123	$ 108
Supplemental disclosures of non-cash investing and financing activities:
Dividend Payable	$ 42,394	$ 10,680	$ ---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Six Months Ended June 30,
	2013	2012

Cash flows from operating activities:
Net income	$ 30,652	$ 25,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,709	6,478
Provision for allowance for doubtful accounts	173	---
Share-based compensation expenses	906	1,027
Loss (gain) on disposal of marketable securities, net	(1)	4
Loss on disposal of property and equity	87	---
Unrealized gain on conversion option	---	(90)
Interest income from amortization of discount on investment in corporate bonds	---	(83)
Issuance of new shares by subsidiary for royalties	49	---
Equity in losses of equity method investees	191	84
Deferred income tax expense	2,817	(649)
Inventories write downs	4,718	6,732
Changes in operating assets and liabilities:
Accounts receivable	(83,669)	(27,765)
Accounts receivable from related parties	73,267	(4,002)
Inventories	(30,970)	(32,905)
Prepaid expenses and other current assets	(3,177)	(246)
Accounts payable	19,874	25,054
Income taxes payable	4,524	9,109
Other accrued expenses and other current liabilities	1,645	(2,597)
Other liabilities	(1,055)	705
Net cash provided by operating activities	26,740	6,814

Cash flows from investing activities:
Purchase of property and equipment	(10,735)	(2,615)
Purchase of available-for-sale marketable securities	(11,086)	(11,773)
Disposal of available-for-sale marketable securities	11,087	11,769
Purchase of investment securities	(5,189)	(3)
Pledge of restricted cash equivalents and marketable securities	(2,875)	(2)
Increase in other assets	(239)	(156)
Net cash used in investing activities	(19,037)	(2,780)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S.Dollars)

	Six Months Ended June 30,
	2013	2012
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$ 390	$ 83
Payments to repurchase ordinary shares	---	(7,711)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	97
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	78	333
Purchase of subsidiary shares from noncontrolling interests	---	(4)
Release of restricted cash equivalents (for borrowing of short-term debt)	---	21,200
Proceeds from borrowing of short-term debts	218,320	231,000
Repayment of short-term debts	(218,320)	(252,200)
Net cash provided by (used in) financing activities	468	(7,202)
Effect of foreign currency exchange rate changes on cash and cash equivalents	42	(4)
Net increase (decrease) in cash and cash equivalents	8,213	(3,172)
Cash and cash equivalents at beginning of period	138,737	106,164
Cash and cash equivalents at end of period	$ 146,950	$ 102,992

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$ 162	$ 196
Income taxes	$ 4,438	$ 186
Supplemental disclosures of non--cash financing activities:
Dividend Payable	$ 42,394	$ 10,680

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months		Three Months
	Ended June 30,		Ended March 31,
	2013	2012	2013
Revenues	$206,957	$189,510	$175,736
Gross profit	50,919	43,716	43,185
Add: Share-based compensation – Cost of revenues	15	6	15
Gross profit excluding share-based compensation	50,934	43,722	43,200
Gross margin excluding share-based compensation	24.6%	23.1%	24.6%
Operating income	23,741	20,205	16,751
Add: Share-based compensation	450	510	456
Operating income excluding share-based compensation	24,191	20,715	17,207
Add: Acquisition-related charges –Intangible assets amortization	724	530	729
Operating income excluding share-based compensation and acquisition-related charges	24,915	21,245	17,936
Operating margin excluding share-based compensation and acquisition-related charges	12.0%	11.2%	10.2%
Net income attributable to Himax stockholders	19,350	15,105	14,032
Add: Share-based compensation, net of tax	312	423	380
Add: Acquisition-related charges, net of tax	430	405	604
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	20,092	15,933	15,016
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.7%	8.4%	8.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Six Months
	Ended June 30,
	2013	2012
Revenues	$382,693	$356,203
Gross profit	94,104	81,832
Add: Share-based compensation – Cost of revenues	30	11
Gross profit excluding share-based compensation	94,134	81,843
Gross margin excluding share-based compensation	24.6%	23.0%
Operating income	40,492	34,669
Add: Share-based compensation	906	1,027
Operating income excluding share-based compensation	41,398	35,696
Add: Acquisition-related charges –Intangible assets amortization	1,453	1,060
Operating income excluding share-based compensation and acquisition-related charges	42,851	36,756
Operating margin excluding share-based compensation and acquisition-related charges	11.2%	10.3%
Net income attributable to Himax stockholders	33,382	26,418
Add: Share-based compensation, net of tax	692	854
Add: Acquisition-related charges, net of tax	1,034	810
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	35,108	28,082
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9.2%	7.9%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2013	2013
Diluted GAAP earning per ADS attributable to Himax stockholders	$0.112	$0.194
Add: Share-based compensation per ADS	$0.002	$0.004
Add: Acquisition-related charges per ADS	$0.002	$0.006

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.117	$0.204
Numbers do not add up due to rounding

CONTACT: Company Contacts
         Himax Technologies, Inc.
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22300
         Or
         US Tel:+1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw.

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mzgroup.us